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Exhibit 10.4

Confidential Materials omitted and filed separately with the
Securities and Exchange Commission. Asterisks denote omissions.

SETTLEMENT AND LICENSE AGREEMENT

        This SETTLEMENT AND LICENSE AGREEMENT (this "Agreement") is made and effective as of April 30, 2008 (the "Effective Date"), by and between Sepracor Inc., a Delaware corporation having its principal place of business at 84 Waterford Drive, Marlborough, MA 10752 ("Sepracor"), and Breath Limited, a United Kingdom corporation having its registered address at 930 High Road, London, N12 9RT, United Kingdom ("Breath Limited") (each a "Party" and collectively, the "Parties").

RECITALS

        WHEREAS, Sepracor and Breath Limited are parties to the patent infringement litigation captioned, Sepracor Inc. v. Breath Limited, Civil Action No. 06-10043 filed on January 13, 2006, pending in the United States District Court for the District of Massachusetts before the Honorable Douglas P. Woodlock (the "Litigation");

        WHEREAS, Sepracor currently manufactures and markets the Xopenex® brand (levalbuterol hydrochloride) inhalation solutions products (the "Sepracor Products");

        WHEREAS, Breath Limited filed Abbreviated New Drug Application No. 77-756 (the "ANDA") with the United States Food and Drug Administration (the "FDA") containing a certification pursuant to 21 U.S.C. §355(j)(2)(A)(vii)(IV) ("Breath's p(IV) certification") regarding U.S. Patent Nos. 5,362,755; 5,547,994; 5,760,090; 5,844,002; 6,083,993; and 6,451,289 owned by Sepracor (the "Patents-in-Suit") and seeking approval to market generic versions of certain levalbuterol hydrochloride inhalation solution products ("Breath's ANDA Product");

        WHEREAS, Sepracor has alleged that the filing of the ANDA by Breath Limited containing Breath's p(IV) certification is an act of infringement of the Sepracor Patents-in-Suit under 35 U.S.C. § 271(e)(2)(A);

        WHEREAS, in response to Breath Limited's p(IV) certification, Sepracor commenced the Litigation;

        WHEREAS, Sepracor has asserted in the Litigation that Breath Limited's ANDA Product would infringe certain claims of the Sepracor Patents-in-Suit;

        WHEREAS, the Parties wish to fully and finally settle the Litigation and all patent issues concerning Breath's ANDA Product, upon the terms and subject to the conditions set forth below;

        WHEREAS, settlement of the Litigation will help both Sepracor and Breath Limited avoid the substantial costs, uncertainty and risk involved with prolonged patent-infringement litigation, trial and appeal;

        WHEREAS, settlement of the Litigation will permit both Sepracor and Breath Limited to save substantial litigation costs, as well as adhere to the judicially recognized public policy favoring the settlement of litigation whenever possible;

        WHEREAS, settlement of the Litigation will permit the management of both Sepracor and Breath Limited to refocus on running their respective companies rather than devoting substantial time and resources to the Litigation;

        WHEREAS, pursuant to the terms of this Agreement, Breath will have the right to enter the market for the Sepracor Products in 1.25 mg/ 3 ml, 0.63 mg/ 3 ml, and 0.31 mg/ 3 ml strengths pursuant to the ANDA at least 8 years prior to the expiration of the last to expire of the Sepracor Patents-in-Suit in the Territory, thereby benefiting consumers by permitting generic entry that may not have occurred if the Litigation were allowed to proceed;

        WHEREAS, the public will benefit significantly from this final settlement as it saves judicial resources and creates certainty for Sepracor and Breath Limited that will encourage the development, investment and marketing of levalbuterol hydrochloride inhalation solution products and other pharmaceutical products;

        WHEREAS, by reducing litigation expenses, this Agreement allows saved money to be spent on marketing and further drug development, including development of Xopenex® (levalbuterol hydrochloride) inhalation solutions product, allowing the products to reach a larger group of patients and thus improving lives;

        WHEREAS, money saved by settling the Litigation can now be invested by Sepracor and Breath Limited into research and development, thereby benefiting consumers by identifying new uses for current drugs, as well as furthering the creation of new proprietary medications; and

        WHEREAS, the Parties are concurrently entering into that certain Supply Agreement, pursuant to which Sepracor shall supply Breath with levalbuterol hydrochloride product manufactured pursuant to Sepracor's NDA No. 02-0837, attached as "Attachment B" (the "Supply Agreement").

        NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1
DEFINITIONS

        Section 1.1.    Certain Defined Terms.    The following terms, when used with initial capital letters shall have the meanings set forth below:

        "Affiliate" means any entity controlling, controlled by or under common control with a Party, but only as long as such control continues, where "control" means: (i) the ownership of at least fifty percent (50%) of the equity or beneficial interest of such entity, or the right to vote for or appoint a majority of the board of directors or other governing body of such entity; or (ii) the power to directly or indirectly direct or cause the direction of the management and policies of such entity by any means whatsoever.

        "Breath" means Breath Limited and its Affiliates, including but not limited to Cobalt Laboratories Inc.

        "Fully Loaded Manufacturing Cost" shall mean, with respect to each Licensed Product, a Party's internal and external costs, determined in accordance with International Financial Reporting Standards, as consistently applied by such Party in accordance with its past practice and in the ordinary course of its business for products other than Licensed Products, incurred in manufacturing, acquiring raw materials, including active pharmaceutical ingredient ("API"), excipients and other materials consumed in the manufacture of Licensed Products including all taxes related thereto, packaging, insuring, transporting and/or storing such Licensed Product (including product testing activities relating to quality assurance, quality control and regulatory compliance), and reasonably allocated administrative and overhead expenses associated with the Licensed Product, in each case to the extent related and allocable to the Licensed Product.

        "Gross Profit" means Net Sales less Fully Loaded Manufacturing Cost.

        "Licensed Products" means Breath's ANDA Product approved by the FDA for sale pursuant to the ANDA, as existing on the Effective Date.

        "Losses" means all pending and potential claims, demands, all manner of actions, causes of action, suits, debts, liabilities, losses, damages, attorneys' fees, costs, expenses, judgments, settlements, interest, punitive damages and other damages or costs of whatever nature, whether known or unknown, pending or future, certain or contingent.

        "Net Sales" means gross sales of Licensed Products in the Territory less the following deductions:

          (a)   sales and excise taxes, duties, and any other governmental charges imposed upon the production, importation, use or sale of Licensed Products, if and to the extent included on the invoice that Breath provides to its customers;

          (b)   trade, quantity, cash and other discounts allowed on Licensed Products to wholesalers or other Third Parties to whom the Licensed Products are sold and shipped directly, if and to the extent included on the invoice that Breath provides to its customers;

          (c)   provisions for actual or expected allowances or credits to customers on account of rejection or return of Licensed Products or on account of price reductions for a Licensed Products;

          (d)   rebates, charge-backs and other price reduction programs for Licensed Products granted to managed care entities and pharmaceutical benefit management service entities (if Breath chooses to contract one or more of the Licensed Products together with another Breath product with composite rebates or chargebacks, then rebates and or chargebacks for the affected Licensed Product will be recalculated based on the then-average rebate or chargeback of the Licensed Product to the applicable customer category as if such Licensed Product is contracted independently of any other Breath product); and

          (e)   actual write-offs of uncollectible customer accounts for previously recorded sales.

in each case determined and applied consistently in accordance with Breath's commercial and accounting policies and practices consistently applied in a manner consistent with GAAP.

        "Person" means any individual, firm, corporation, partnership, limited liability company, trust, joint venture, governmental authority, or other entity or organization.

        "Proceeding" means any administrative, judicial or legislative action, audit, litigation, investigation, suit or other proceeding in any tribunal.

        "Sepracor Patents" means the "Patents-in-Suit" and additionally includes any other patent that Sepracor owns or will own, in whole or in part, that is, or could alleged to be, infringed by any of Breath's Licensed Products.

        "Territory" means the United States of America and its territories and possessions, including the Commonwealth of Puerto Rico and the District of Columbia.

        "Third Party" means any Person other than Sepracor and Breath.

ARTICLE 2
SETTLEMENT AND RELEASE

        Section 2.1.    Mutual Release.    Upon the terms and subject to the conditions of this Agreement, each Party, on behalf of itself and its Affiliates hereby releases, acquits and forever discharges the other Party and its Affiliates, and their respective directors, officers, employees, agents, representatives, heirs, assigns, predecessors and successors ("Related Parties") from any and all Losses arising out of, derived from, predicated upon or relating to infringement of the Sepracor Patents by the Licensed Products, and the actions underlying the Litigation. Notwithstanding the foregoing, nothing in this Agreement shall prevent or impair the right of either Party to bring a Proceeding in court or any other forum for breach of this Agreement (including, without limitation, any claim for infringement of any intellectual property based upon activities that are not the subject of the license granted hereunder) or any representation, warranty or covenant herein.

        Section 2.2.    Dismissal of Litigation.    The Parties agree to the entry of a Dismissal Without Prejudice of all claims, counterclaims, and affirmative defenses in the Litigation. To effectuate this provision, within 3 business days following execution of this Agreement, the Parties shall cause the Dismissal Without Prejudice attached hereto as Attachment A (each Party acknowledging that the approval of the court is required in order to make such Dismissal Without Prejudice effective) to be filed with the United States District Court for the District of Massachusetts and shall take all other necessary actions to obtain the settlement and dismissal of the Litigation. Each Party shall bear its own costs and expenses in connection with the foregoing.

        Section 2.3.    Mutual Agreements.    Each Party acknowledges and agrees that:

          (a)   It may have sustained Losses that are presently unknown and unsuspected, and that such Losses might give rise to Losses in the future. Nevertheless, each Party acknowledges and agrees that this Agreement has been negotiated and agreed upon, notwithstanding the existence of such possible Losses, all of which have been hereby released under Section 2.1 hereof.

          (b)   If any fact relating to this Agreement or the Litigation and now believed to be true is found hereafter to be other than, or different from, that which is now believed, each Party expressly assumes the risk of such difference in fact and agrees that this Agreement shall be, and will remain, effective notwithstanding any such difference in fact, subject to each Party's right to bring a Proceeding for a breach of any representation, warranty or covenant herein.

          (c)   This Agreement may be pleaded as a full and complete defense to, and used as a basis for injunction against, any Proceeding that may be instituted, prosecuted or attempted in breach hereof.

ARTICLE 3
LICENSE

        Section 3.1.    License Grant.    Effective as of August 20, 2012, or as modified in accordance with Section 3.6 (the "License Effective Date"), Sepracor hereby grants to Breath a license under the Sepracor Patents, including any continuations, divisions, reissues or reexaminations thereof, without the right to grant sublicenses, to make, have made, use, promote, offer to sell, sell, import, or otherwise dispose of Licensed Products in the Territory. The license granted hereunder shall be exclusive as to any other levalbuterol hydrochloride product marketed as a generic equivalent of Xopenex® brand products covered by Sepracor NDA No. 02-0837 (and any supplements or amendments thereto) for a period of 180 days (the "Exclusivity Period") from the License Effective Date. Following the Exclusivity Period, the license granted to Breath hereunder shall become non-exclusive and Sepracor shall have the right to grant licenses to Third Parties under the Sepracor Patents.

        Section 3.2.    Commercial Sales Prior to License Effective Date.    Without limiting the rights of Breath under the Supply Agreement, Breath shall not distribute, offer to sell, sell or sell in the Territory any Licensed Products prior to the License Effective Date. Breath agrees that any breach by Breath or its Related Parties of this Section 3.2 shall cause irreparable harm to Sepracor, and Breath and its and Related Parties consents irrevocably and unconditionally to specific performance, or immediate entry of a temporary restraining order, preliminary injunction, and permanent injunction, to enforce this Section 3.2. Notwithstanding anything to the contrary, Breath and its Related Parties consents irrevocably and unconditionally to personal jurisdiction and venue in the United States District Court for the District of Massachusetts for the purpose of enforcing this Section 3.2. Notwithstanding the foregoing, Breath shall have the right and license under the Sepracor Patents, including any continuations, divisions, reissues or reexaminations thereof, to make, have made and import Licensed Products in the Territory sufficiently in advance of a Licensed Product launch so as to have sufficient quantities of inventory of such product for such launch.

        Section 3.3.    Breath's Covenant Not to Assist Challenges to the Licensed Patents.    Except to the extent required by law or order of a court or administrative agency of competent jurisdiction, Breath shall not, and shall cause its Affiliates, Related Parties and their respective counsel who have advised or represented Breath in connection with the Litigation not to, assist, encourage, finance, or otherwise provide any information to any Third Party attacking or who may attack the validity or enforceability of, or assert the noninfringement of, any of the Sepracor Patents.

        Section 3.4.    Reservation of Rights.    All rights not expressly granted to Breath hereunder or in the Supply Agreement are expressly reserved to Sepracor, and Sepracor has no obligation to make available any intellectual property rights or to take any other actions other than as expressly set forth herein. Without limiting the terms of the Supply Agreement, nothing in this Agreement shall be construed as granting Breath any rights: (a) with respect to any Licensed Products outside the Territory; (b) with respect to any product other than Licensed Products; or (c) to make, have made, use, offer to sell, sell, import, or otherwise dispose of any generic version of any Sepracor product covered by Sepracor NDA No. 02-0837 or Sepracor Patents at any time prior to the License Effective Date.

        Section 3.5.    No Other Limitation.    Nothing in this Agreement is intended to prevent or restrict Breath from making, having made, using, promoting, marketing, distributing, offering for sale, selling, or importing any product, the importation, manufacture, use, offering for sale or selling of which would not infringe the Sepracor Patents under 35 U.S.C. § 271(e)(1).

        Section 3.6.    Acceleration of License Effective Date.    Upon the occurrence of a Third Party commercial launch of any particular strength of a generic version of levalbuterol hydrochloride solution products ("The Launch Date") pursuant to an ANDA, the License Effective Date for only that particular strength of the Licensed Products shall be accelerated to that Launch Date. In addition, the parties may in the future mutually agree to accelerate the License Effective Date. It is understood and agreed that, if the Parties anticipate a Third Party commercial launch, Breath may take such action as is reasonably necessary, including manufacture and stock an inventory of Licensed Products, so as to be prepared to launch Licensed Products on the accelerated License Effective Date.

ARTICLE 4
ROYALTIES

        Section 4.1.    Royalty.    During the period commencing on the License Effective Date and ending on the later of (i) expiration of the Exclusivity Period, or (ii) the date a Third Party has commenced a commercial launch of a generic levalbuterol product pursuant to an ANDA, Breath shall pay Sepracor a royalty of [**] percent ([**]%) of Breath's Gross Profit for sales of any Licensed Products. Following such period, Breath shall pay Sepracor a royalty of [**] percent ([**]%) of Breath's Gross Profit for sales of the Licensed Products. The license granted hereunder shall become fully paid-up and royalty free upon the earlier of (i) the date of the expiration of the last to expire of the Sepracor Patents, or (ii) the date on which a court enters a final decision that is no longer subject to appeal holding that each of the unexpired patent claims included in the Sepracor Patents that were asserted against Breath in the Litigation is invalid, unenforceable or not infringed by a product substantially similar to Breath's ANDA Product.

        Section 4.2.    Royalty Payments.    Royalties payable by Breath to Sepracor hereunder shall be determined and paid on a calendar quarterly basis. Within thirty (30) days following the end of each calendar quarter in which royalties are payable hereunder, Breath shall provide Sepracor with (i) a written statement of its Net Sales and Gross Profit for such calendar quarter and the royalties payable hereunder for such quarter, and (ii) payment of the royalties then-payable hereunder. Whenever information relating to Licensed Products is reported under this Agreement, such information shall (i) be listed separately by Licensed Product and dose, and in the aggregate, and (ii) include a breakdown of gross sales of Licensed Products and applicable deductions therefrom.

        Section 4.3.    Currency.    All payments under this Agreement shall be in U.S. dollars in immediately available funds, and, unless instructed otherwise by Sepracor, shall be made via wire transfer to an account designated from time to time by Sepracor.

        Section 4.4.    Taxes.    Unless otherwise required by law, each Party shall be responsible for paying and reporting all of its own taxes and fees, including without limitation income taxes, payroll taxes, franchise taxes and all taxes and fees in connection with this Agreement.

        Section 4.5.    True-Up.    In the event Breath issues any allowances or credits or takes any write-offs related to its recorded Gross Profit on Licensed Products in the Territory, the amount of any applicable underpayment or overpayment will be added or subtracted, as appropriate, to or from the next royalty payment in accordance with this ARTICLE 4 or, if no further royalty payments are due, by payment to the Party owed such adjustment within thirty (30) days after identification of such adjustment.

        Section 4.6.    Audit.    Breath shall keep complete and accurate records of Net Sales and Gross Profit on Licensed Products and shall retain such records for a period of at least [**] from the date of the sales reported therein. Sepracor shall have the right, through an independent certified public accountant reasonably acceptable to Breath, upon execution of a confidentiality agreement, to examine such records during regular business hours, in a manner that does not unreasonably interfere with ongoing operations, upon reasonable written notice for so long as any royalties are payable hereunder for Licensed Product sold in the Territory and for [**] thereafter, provided, however, that such examination shall not take place more often than [**] per year. Any adjustments required as a result of overpayments or underpayments identified through Sepracor's exercise of audit rights shall be made by subtracting or adding, as appropriate, amounts from or to the next royalty payment in accordance with this ARTICLE 4 or, if no further royalty payments are due, by payment to the Party owed such adjustment within thirty (30) days after identification of such adjustment. Sepracor shall bear the full cost and expense of the audit unless such audit correctly discloses that the discrepancy for the year differs by more than [**] percent ([**]%) from the amount the accountant determines is correct, in such case Breath shall pay the reasonable fees and expenses charged by the accountant. In addition, Breath shall pay interest from the original date due until payment on the amount of the underpayment at a rate equal to the average one-year London Inter-Bank Offering Rate for the United States dollar as reported from time to time in the Wall Street Journal (or, if such rate is not regularly published, as published in such source as the Parties agree) and calculated from the date due until the payment date. In the event that a Party disputes an invoice or other payment obligation under this Agreement, such Party shall timely pay the amount of the invoice or other payment obligation that is not in dispute, and the Parties shall resolve such dispute in accordance with Section 7.2.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES

        Section 5.1.    Mutual Representations.    Each Party hereby represents and warrants to the other Party as follows:

          (a)   Due Authorization.    Such Party is a corporation duly incorporated and in good standing as of the Effective Date, and the execution, delivery and performance of this Agreement by such Party have been duly authorized by all necessary action on the part of such Party.

          (b)   Due Execution.    This Agreement has been duly executed and delivered by such Party and, with due authorization, execution and delivery by the other Party, constitutes a legal, valid and binding obligation of such Party, enforceable against such Party in accordance with its terms.

          (c)   No Conflict.    Such Party's execution, delivery and performance of this Agreement do not: (i) violate, conflict with or result in the breach of any provision of the charter or by-laws (or similar organizational documents) of the Party; (ii) conflict with or violate any law or governmental order applicable to the Party or any of its assets, properties or businesses; or (iii) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which it is a party.

        Section 5.2.    Sepracor Representations and Warranties.    Sepracor represents and warrants to Breath that, as of the Effective Date, Sepracor (i) has the right to grant to Breath the licenses granted hereunder with respect to the Sepracor Patents, (ii) has the right to settle the Litigation, and (iii) does not license from a Third Party any patents that would preclude Breath from making, using, selling, offering for sale or importing Licensed Products in the Territory.

        Section 5.3.    Breath Representations and Warranties.    Breath represents and warrants to Sepracor that (i) Breath Limited owns all right, title and interest in, to and under the ANDA, and Breath has not granted or assigned to any Third Party, directly or indirectly, any rights under or to the ANDA or Breath's ANDA Product, (ii) Breath will not transfer ownership, in whole or in part, of said ANDA, except to an Affiliate of Breath or to a successor to all or substantially all of the business to which this Agreement pertains, until the expiration of the License granted herein, (iii) to the best of Breath's knowledge and belief, it is the sole first entity to file a "substantially complete application" as defined in 21 U.S.C. § 355(j)(5)(B)(iv)(cc) with a paragraph IV certification seeking approval to engage in the commercial manufacture, use, offer for sale, and sale of generic levalbuterol hydrochloride inhalation solutions in 1.25 mg/3 ml, 0.63 mg/ 3ml, and 0.31 mg/ 3 ml dosage products, and Breath has obtained final approval with respect to these strengths, (iv) Breath is not aware of the occurrence of any forfeiture event as defined in 21 U.S.C. § 355(j)(5)(D)(i), and Breath has received no communication from the FDA informing Breath that it believes that such forfeiture event has occurred, (v) the FDA granted tentative approval of Breath's ANDA within 30 months after the date on which Breath filed the ANDA, (vi) Breath has not amended or withdrawn its paragraph IV certification with respect to any of the Sepracor Patents, (vii) Breath has not withdrawn its ANDA, (viii) Breath has not entered into an agreement concerning levalbuterol hydrochloride with another party that has filed an ANDA seeking to market generic versions of levalbuterol hydrochloride, including but not limited to Barr Laboratories, Inc., Dey, Inc., Dey, L.P., and Watson Laboratories, Inc., (ix) Breath has the right to settle the Litigation, and (x) [**].

        Section 5.4.    Disclaimer.    EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT, NEITHER PARTY MAKES ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR

IMPLIED, EITHER IN FACT OR BY OPERATION OF APPLICABLE LAW, AND EACH PARTY HEREBY EXPRESSLY DISCLAIMS SUCH WARRANTIES.

ARTICLE 6
INDEMNIFICATION

        Section 6.1.    Sepracor Indemnification.    Sepracor shall indemnify and hold harmless Breath and its Related Parties from and against any claims, actions, demands, suits, causes of action, losses, damages, liabilities, judgments, costs and expenses (including reasonable attorneys' fees) arising out of or related to any breach of Sepracor's representations, warranties and covenants set forth in this Agreement.

        Section 6.2.    Breath Indemnification.    Breath shall indemnify and hold harmless Sepracor, its Affiliates, and its Related Parties from and against any claims, actions, demands, suits, causes of action, losses, damages, liabilities, judgments, costs and expenses (including reasonable attorneys' fees) arising out of or related to: (i) any breach of Breath's representations, warranties and covenants set forth in this Agreement, (ii) the design, manufacture, labeling, marketing, sale or use of any Licensed Product, including any product liability claims, (iii) the failure by Breath to comply with any FDA or other governmental requirement with respect to any Licensed Product, and (iv) the infringement or misappropriation of any Third Party patent, copyright, trademark, service mark, trade secret or other intellectual property based on any Licensed Product.

        Section 6.3.    Indemnification Procedures.    The obligations to indemnify, defend, and hold harmless set forth in Section 6.1 and Section 6.2 shall be contingent upon the Party seeking indemnification (the "Indemnitee"): (i) notifying the indemnifying Party of a claim, demand or suit within [**] of receipt thereof; provided, however, that the Indemnitee's failure or delay in providing such notice shall not relieve the indemnifying Party of its indemnification obligation except to the extent the indemnifying Party is prejudiced thereby; (ii) allowing the indemnifying Party and/or its insurers the right to assume direction and control of the defense of any such claim, demand or suit; (iii) cooperating with the indemnifying Party and/or its insurers in the defense of such claim, demand or suit at the indemnifying Party's expense; and (iv) agreeing not to settle or compromise any claim, demand or suit without prior written authorization of the indemnifying Party. The Indemnitee shall have the right to participate in the defense of any such claim, demand or suit referred to in this Section utilizing attorneys of its choice, at its own expense, provided, however, that the indemnifying Party shall have full authority and control to handle any such claim, demand or suit.

ARTICLE 7
MISCELLANEOUS

        Section 7.1.    Assignment.    Neither Party hereto may assign any of its rights or obligations under this Agreement, except to an Affiliate or successor to all or substantially all of the business of the Party to which this Agreement pertains, without the prior written consent of the other Party. Either Party may assign this Agreement in connection with a merger, reorganization, change of control or sale of all or substantially all of the applicable business of such Party, in each case, on written notice to the other Party, provided that the successor Person agrees in writing to adhere to all of the terms and conditions of this Agreement. Any purported assignment in violation of the foregoing shall be null and void and of no force or effect. No assignment of this Agreement will relieve the assigning Party from any of its obligations hereunder. In the event of a permitted assignment, this Agreement shall be binding upon and inure solely to the benefit of the Parties and their respective successors and permitted assigns.

        Section 7.2.    Dispute Resolution.    Any dispute, controversy or claim arising out of or relating to this Agreement (a "Dispute") shall be attempted to be settled by the Parties, in good faith, by submitting each such Dispute to the Chief Executive Officers of each Party by written notice from either Party to the other Party specifying the terms of such Dispute in reasonable detail. Within [**] of receipt of such notice, the Chief Executive Officers of each Party, or a member of management designated by the respective Chief Executive Officer, shall meet in person (at a mutually agreed upon time and location) or by telephone for the purpose of resolving such Dispute. They will discuss the problems and/or negotiate for a period of up to [**] in an effort to resolve the Dispute or negotiate an acceptable interpretation or revision of the applicable portion of this Agreement mutually agreeable to both Parties, without the necessity of formal procedures relating thereto. If the problem is not resolved within the period set forth above, either Party shall be free to pursue all available remedies, at law or in equity, consistent with the terms of this Agreement. Notwithstanding the foregoing, either Party may apply to a court of competent jurisdiction for a temporary restraining order, preliminary injunction of other equitable relief, where such relief is necessary to protect its interests.

        Section 7.3.    Governing Law and Venue.    This Agreement shall be governed by and construed in accordance with the laws of the State of Massachusetts, without giving effect to its conflict of laws principles. The Parties hereby consent to the exclusive jurisdiction of the federal courts located in Massachusetts, and expressly waive any objections or defenses based on lack of personal jurisdiction or venue in connection with any dispute arising out of or relating to this Agreement.

        Section 7.4.    Bankruptcy.    All rights and licenses granted under or pursuant to any Section of this Agreement are, and shall otherwise be deemed to be, for purposes of Section 365(n) of the U.S. Bankruptcy Code (the "Bankruptcy Code"), licenses of "intellectual property" as defined under the Bankruptcy Code. The Parties shall retain and may fully exercise all of their respective rights and elections under the Bankruptcy Code.

        Section 7.5.    Confidentiality.    Sepracor and Breath shall not use or disclose to Third Parties any information received from the other Party or otherwise developed or obtained (including prior to the date hereof or during any period in which the Parties have audit rights pursuant to Section 4.6) by either Party in the performance of activities under this Agreement without first obtaining the written consent of the disclosing Party, except as may be otherwise provided in, or required in order for a Party to exercise its rights or fulfill its obligations under, this Agreement. This confidentiality obligation shall not apply to information that (i) is or becomes a matter of public knowledge (other than by breach of this Agreement by the receiving Party), (ii) is required by law, regulation or order of a court or administrative agency of competent jurisdiction, to be disclosed, (iii) the receiving Party can establish was already known to it or was in its possession at the time of disclosure, (iv) the receiving Party can establish was independently developed by Persons in its employ who had no contact with and were not aware of the content of the confidential information, or (v) is disclosed to the receiving Party by a Third Party having no obligation of confidentiality to the disclosing Party with respect to such information. The Parties shall take reasonable measures to assure that no unauthorized use or disclosure is made by others to whom access to such information is granted.

        Section 7.6.    Publicity.    Except as consistent with a press release mutually agreed by the Parties, or other publicly disclosed information concerning this Agreement, no public announcement or other disclosure to Third Parties concerning the existence of or terms of this Agreement shall be made, either directly or indirectly, by either Party, without first obtaining the written approval of the other Party and agreement upon the nature, text and timing of such announcement or disclosure; provided, however, either Party shall have the right to make any such public announcement or other disclosure required by law after such Party has provided to the other Party a copy of such announcement or disclosure and an opportunity to comment thereon. Each Party agrees that it shall cooperate fully with the other with respect to all disclosures regarding this Agreement to the Securities Exchange Commission and any other governmental or regulatory agencies, including requests for confidential treatment of proprietary information of either Party included in any such disclosure. Neither Party shall be required to provide the other Party with any advance notice of any public announcements or other disclosures related to periodic, routine financial reporting unless such announcement or other disclosure will include non-routine information relating to the Licensed Products or this Agreement.

        Section 7.7.    Cooperation.    Subject to confidentiality restrictions that may be reasonably requested, the Parties shall use their respective commercially reasonable efforts to:

          (a)   Make all required filings with all governmental authorities and obtain all necessary approvals in connection with this Agreement to the extent required under applicable laws. Subject to confidentiality restrictions that may be reasonably requested and to the extent permissible by law, Sepracor and Breath shall make every effort to coordinate and exchange all filings and documents submitted to all government authorities regarding this Agreement;

          (b)   Cooperate with each other in any review, investigation, inquiry or proceeding regarding the Agreement by any government authority. Subject to such confidentiality restrictions as may be reasonably requested and to the extent permissible by law, Sepracor and Breath will render reasonable assistance as the other may request in connection with this Agreement and coordinate and cooperate with one another in exchanging information, permitting reasonable access to Sepracor's and Breath's documents, officials, and data in connection with any such review, investigation, inquiry or proceeding by any governmental authority;

          (c)   Promptly inform each other of any material communication made to, or received by such party from any governmental authority regarding this Agreement;

          (d)   Defend, contest and resist any administrative, judicial or legislative action or proceeding that is instituted (or threatened to be instituted) challenging the transactions contemplated by this Agreement as violative of any applicable law, and have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that is in effect and that challenges this Agreement, including, without limitation, by pursuing all reasonable avenues of administrative and judicial appeal;

        Without limiting any other provision of this Agreement, take all actions and do all things reasonably necessary or proper (at its own cost and expense), including under applicable law to make effective and further the intent and purposes of the transactions contemplated by this Agreement, including executing any further instruments reasonably requested by the other Party, and to resist and to contest any proposals or efforts to materially alter the terms of the Agreement so as to permit the Parties to fulfill their obligations under and to obtain the full benefits contemplated by the Agreement.

        Section 7.8.    Government Proceedings.    Within ten (10) business days following the Effective Date, and pursuant to current statutory law, the Parties shall file or cause to be filed this Agreement with the U.S. Federal Trade Commission Bureau of Competition ("FTC") and the Assistant Attorney General for the Antitrust Division of the U.S. Department of Justice ("DOJ") and shall request that the FTC and DOJ treat this Agreement as confidential to the fullest extent permitted under the law.

        Section 7.9.    Notices.    All notices required or permitted under this Agreement must be in writing and must be given by addressing the notice to the address for the recipient set forth below or at such other address as the recipient may specify in writing under this procedure. Notices will be deemed to have been given (a) three (3) business days after deposit in the mail with proper postage for first class registered or certified mail prepaid, return receipt requested, or (b) one (1) business day after sending by nationally recognized overnight delivery service.

If to Sepracor:	If to Breath:
Sepracor Inc. Attn: Adrian Adams President and Chief Executive Officer 84 Waterford Drive Marlborough, MA 01752 Phone: (508) 481-6700 Fax: (508) 357-7492	Attn: Ian McAffer Managing Director Breath Limited 100 Paynesfield Road Tatsfield Westerham Kent TN16 2BQ United Kingdom. Phone: +44 1959 542 578 Fax: +44 1959 542 578
With a copy to:	With a copy to:
Andrew I. Koven Executive Vice President, General Counsel and Corporate Secretary Sepracor Inc. 84 Waterford Drive Marlborough, MA 01752 Phone: (508) 357-7307 Fax: (508) 357-7511	Francis Mifsud Arrow International Limited 57 St Christopher Street Valletta, VLT 08, Malta Phone: +356 2165 3041 Fax: +356 2165 3046

        Section 7.10.    Amendment.    This Agreement may not be amended or modified except by an instrument in writing signed by authorized representatives of Sepracor and Breath.

        Section 7.11.    No Waiver.    The failure of either Party to enforce at any time for any period the provisions of or any rights deriving from this Agreement shall not be construed to be a waiver of such provisions or rights or the right of such Party thereafter to enforce such provisions.

        Section 7.12.    Severability.    If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party.

        Section 7.13.    Headings.    The descriptive headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of the Agreement.

        Section 7.14.    Counterparts.    This Agreement may be executed in one or more counterparts, and by the respective Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same Agreement.

        Section 7.15.    Entire Agreement.    This Settlement and License Agreement and the contemporaneously executed Supply Agreement constitute the entire agreement between the Parties with respect to the subject matter hereof, and no oral or written statement that is not expressly set forth in this Settlement and License Agreement or the Supply Agreement may be used to interpret or vary the meaning of the terms and conditions hereof. This Settlement and License Agreement and the Supply Agreement supersede any prior or contemporaneous agreements and understandings, whether written or oral, between the Parties with respect to the subject matter hereof.

        Section 7.16.    Third Party Beneficiaries.    Except as expressly provided herein, nothing in this Agreement, either express or implied, is intended to or shall confer upon any third party any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

        IN WITNESS WHEREOF, this Agreement has been executed by the Parties as of the date first written above.

SEPRACOR INC.		BREATH LIMITED
By:	/s/ Adrian Adams	By:	/s/ Ian Gardner Cameron McAffer
Name:	Adrian Adams	Name:	Ian Gardner Cameron McAffer
Title:	President and Chief Executive Officer	Title:	Managing Director

ATTACHMENT A

UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MASSACHUSETTS

SEPRACOR INC.,

        Plaintiff,

        v.                                        C. A. No. 06-10043-DPW

BREATH LIMITED,

        Defendant.

DISMISSAL WITHOUT PREJUDICE

        Plaintiff Sepracor Inc. ("Sepracor"), and Defendant Breath Limited ("Breath"), having agreed to a settlement of this action, STIPULATE that:

        1.     The above parties to this Civil Action No. 06-10043 (DPW) (referred to as "the Litigation") wish to settle this dispute.

        2.     This Court has jurisdiction over the parties and the subject matter of the Litigation.

        3.     Plaintiff Sepracor owns and/or has the legal title and interest in and to United States Letters Patent Nos. 5,362,755 ("the '755 patent"), 5,547,994 ("the '994 patent"), 5,760,090 ("the '090 patent"), 5,844,002 ("the '002 patent"), 6,083,993 ("the '993 patent"), and 6,451,289 (the '289 patent") (collectively the "Sepracor Patents").

        4.     In the Litigation, Sepracor alleged that Breath infringed the Sepracor Patents, under 35 U.S.C. § 271(e)(2), by virtue of Breath's submission of Abbreviated New Drug Application No. 77-756 ("Breath's ANDA") to the United States Food and Drug Administration ("FDA") containing a certification pursuant to 21 U.S.C. § 355(j)(2)(A)(vii)(IV) ("paragraph IV certification"), asserting that the Sepracor patents are invalid, unenforceable and/or not infringed.

        5.     Breath's ANDA containing the paragraph IV certification was submitted to the FDA under 21 U.S.C. § 355(j) in order to obtain approval to engage in the commercial manufacture, use and sale of generic copies of certain Xopenex® (levalbuterol hydrochloride) inhalation solutions in 1.25 mg/3 ml, 0.63 mg/3ml, and 0.31 mg/3 ml dosage products prior to the expiration of the Sepracor patents.

        6.     In December 2007, the FDA granted tentative approval to Breath's ANDA.

        7.     Sepracor's filing of the Litigation caused an automatic 30 month stay of the FDA's approval of Breath's ANDA. The thirty-month stay of FDA approval of Breath's ANDA expired on March 7, 2008, and the FDA granted final approval on April 9, 2008.

        8.     On March 17, 2008, Breath and Sepracor agreed and stipulated to this Court that Breath will provide Sepracor with at least 30 days' notice prior to commencing, or authorizing a third party to commence under Breath's ANDA, the commercial launch of a generic levalbuterol hydrochloride inhalation solution product.

        9.     Plaintiff and Defendant have reached agreements to settle the Litigation, as set forth in this stipulated Dismissal Without Prejudice and a separate Settlement and License Agreement and Supply Agreement, which are being executed contemporaneously.

        10.   As a result of the Settlement and License Agreement and the Supply Agreement there will be early, procompetitive generic competition for Xopenex® (levalbuterol hydrochloride) inhalation solutions in 1.25 mg/3 ml, 0.63 mg/3ml, and 0.31 mg/3 ml dosage products in the United States, which competition might have been delayed or otherwise might not have occurred or been allowed to continue, had Sepracor prevailed in the Litigation. The settlement has a number of other procompetitive effects. Among other benefits, this settlement allows generic entry of levalbuterol hydrochloride inhalation solutions in 1.25 mg/3 ml, 0.63 mg/3ml, and 0.31 mg/3 ml dosage products eight years in advance of the expiration of the last to expire of the Sepracor Patents. The settlement also avoids the substantial uncertainty and risk involved with prolonged patent infringement litigation and eliminates the substantial litigation costs incurred by both Plaintiff and Defendant during the patent litigation while also serving the public interest by saving judicial resources.

        11.   All affirmative defenses, claims, and counterclaims in the Litigation that have been or could have been raised by the parties in the Litigation are hereby dismissed without prejudice.

        12.   Each of the parties shall bear its own costs and attorney fees.

        13.   Both Plaintiff and Defendant consent to personal jurisdiction and venue in the United States District Court for the District of Massachusetts for the purpose of enforcing the Settlement and License Agreement. This Court shall retain jurisdiction over any matters related to or arising from the interpretation or enforcement of the Settlement and License Agreement.

IT IS SO STIPULATED:

Dalila Argaez Wendlandt (BBO# 639280) F. Turner Buford (BBO# 661311) Ropes & Gray LLP One International Place Boston, MA 02110-2624 (617) 951-7242 (Phone) (617) 951-7050 (Facsimile)	Alan D. Rose (BBO # 427280) Michael L. Chinitz (BBO # 552915) ROSE, CHINITZ & ROSE 29 Commonwealth Avenue Boston, MA 02116 Telephone (617) 536-0040 Facsimile (617) 536-4400
Attorneys for Plaintiff Sepracor Inc.	Attorneys for Defendant, Breath Limited

Joseph M. O'Malley, Jr. (admitted pro hac vice)
Bruce M. Wexler (admitted pro hac vice)
Paul, Hastings, Janofsky &
Walker LLP
75 East 55th Street
New York, NY 10022
(212) 318-6000 (Phone)
(212) 319-4090 (Facsimile)
E. Anthony Figg (admitted pro hac vice)
Joseph A. Hynds (admitted pro hac vice)
Sharon L. Davis (admitted pro hac vice)
R. Elizabeth Brenner-Leifer (admitted pro hac vice)
ROTHWELL, FIGG, ERNST & MANBECK, P.C.
1425 K Street, N.W. Suite 800
Washington, DC 20005
Telephone (202) 783-6040
Facsimile (202) 783-6031
Attorneys for Plaintiff Sepracor Inc.	Attorneys for Defendant, Breath Limited
SO ORDERED
Dated:	Hon. Douglas P. Woodlock United States District Judge

ATTACHMENT B

Filed as Exhibit 10.5 to Sepracor Inc.'s Quarterly Report on Form 10-Q
for the fiscal period ended June 30, 2008

QuickLinks

  Exhibit 10.4